Exhibit 99.3

CONVENING NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given to the shareholders of MYT Netherlands Parent B.V. (Company) by the board of managing directors of the Company (the Management Board) that the extraordinary general meeting of shareholders of the Company (the EGM) is convened at 17:00 CET on Thursday, March 6, 2025, to be held at the offices of the Company, Einsteinring 9 85609, Aschheim, Federal Republic of Germany. The EGM shall be held in English.

The EGM is convened to discuss and decide on the following:

Agenda

1.	Opening

2.	Composition of the Supervisory Board*

Proposal to appoint Mr. Burkhart Grund as member of the supervisory board of the Company (the Supervisory Board) subject to the completion of the transaction regarding the acquisition of all shares in YOOX Net-a-Porter Group S.p.A. by the Company

3.	Amendment of the articles of association of the Company*
a.	Amendment of clause 2.1 of the articles of association of the Company to amend the name of the Company to LuxExperience B.V. subject to the completion of the transaction regarding the acquisition of all shares in YOOX Net-a-Porter Group S.p.A. by the Company;
b.	amendment of clause 15.3 of the articles of association of the Company to reflect that the remuneration of individual members of the management board of the Company (the Management Board), also with respect to share and share option schemes, shall be determined by the Supervisory Board, with due observance of the remuneration policy of the Company.

4.	Proposal to adopt the Second Amended and Restated MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan*

5.	Closing

Agenda items marked with an asterisk (*) are voting items.

The agenda with explanatory notes, the proposal for amendment of the articles of association of the Company and further EGM documents are available on the Company’s corporate website (https://investors.mytheresa.com/governance/annual-reports/). Hard copies of the EGM documents can be requested to be sent to you by sending an e-mail to agm@mytheresa.com. The EGM documents are also available for inspection at the offices of the Company (Einsteinring 9, Aschheim/Munich, Germany).

Registration

Shareholders who wish to attend the EGM, have to register for the EGM by February 27, 2025 at 18.00 CET at the latest, by sending an email to agm@mytheresa.com. for each shareholder concerned (or person entitled to vote) a statement that it wishes to register for the EGM including the number of shares notified for registration and held by the relevant shareholder. The shareholder will receive an email confirming its registration including the number of shares registered for the EGM.

Voting

Shareholders registered in the Company's register of shareholders may use the proxy from with voting instructions to vote without attending the EGM (form available free of charge on https://investors.mytheresa.com/governance/annual-reports/).The deadline for submitting a proxy form is February 27, 2025, 23.59 CET. It is not possible to vote (electronically) during the EGM.

Holders of American Depositary Shares

Holders of American Depositary Shares will receive a separate notice of the EGM through the Company’s depositary agent (Bank of New York Mellon). The option of attendance will not be available to holders of American Depositary Shares.

Aschheim/Munich, January 21, 2025

The Management Board

Contact details:

Einsteinring 9

5609 Aschheim/Munich Germany

agm@mytheresa.com